Filed by MasTec, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject company: Infrastructure and Energy Alternatives, Inc.

Commission File No. 001-37796

Company:	MasTec, Inc.

Conference Title:	8th Annual Cowen Communications Infrastructure Summit

Moderator:	Marc Bianchi

Date:	Tuesday, 9th August 2022

Conference time:	Approximately 10:45

Speaker 1 - Marc Bianchi

From MasTec, we have the CEO, Jose Mas, a company that has a large presence in communications and is expanding into a lot of areas of energy transition. So we’re excited to have a conversation about all of that with him. I’m Marc Bianchi, Cowan’s, Energy and Sustainability analyst. Sustainability is a core value for Cowan. We’ve been in the process of transitioning our research coverage to have more focus on sustainability, and MasTec is one of those examples. So hopefully Jose can talk to us a bit about that today. So I’m going to go through I’ve got a whole bunch of questions. We’ll hopefully have some time for Q and A. So if you do have a question, please raise your hand and we’ll try to get around to you. So with that, Jose, maybe just starting off, can you give us a few minutes? Just what is the company, how did you get started? What’s your background? And maybe what do you see as your competitive advantages?

Speaker 2 - Jose Mas

Sure. So, good morning again. My name is Jose Mas. I’m the CEO of MasTec. MasTec is an interesting company. It was a company that was originally founded, the predecessor company, was originally founded by my father. He was an immigrant from Cuba, so I’m a first generation American. My parents came from Cuba fleeing what was the government at that time. And my father came here to join the Bay of Pigs invasion. So he was recruited by the US. Army, along with a lot of other young Cuban men. They trained at Fort Bragg, they got on ships, and a lot of them ended up never disembarking in Cuba. Kind of turned around, found themselves on different shores across the country. A lot of them in Miami really couldn’t go back to Cuba, so they had to kind of reinvent themselves and find a new life. So my father arrived at this country at the age of 20, didn’t speak the language, didn’t have a penny to his name. Worked a bunch of odd jobs, once as a stevedore, once as a shoe salesman. He eventually became a milkman and he had a milk route that was fairly successful. He had a refrigerated milk truck, he used to sell milk to people and take milk to peoples’ houses. A couple of years later, he had some friends that had ended up in Puerto Rico, and they had started an underground construction business, basically putting in telephone cable at the time. This is in 60’s and they had opened a branch in Miami. They were working back then for what was the previous AT&T and they were losing money. They were about to close it. They came to my father and they said, hey, we think you’re an honorable guy. Do you have any interest in running this business? And by the way, if you turn it around, we’ll give you half the business. So my dad had never done any of this. He had no idea what he was doing, but he figured I don’t really have a lot, so half of something sounds pretty darn good. So he took the business over and started growing it. And through the late 60’s, 70’s and 80’s. We built probably a really strong family owned business that focused on underground telephony in South Florida. So you think about Miami- Dade, Broward and Palm Beach all the way into the Keys, we were the dominant player in that market over those years. So again it went from there and there was a lot of changes, right? You had one from AT&T to Southern Bell to Bell South back to AT&T. But early on in those years it was truly the world was changing. It was long before the fiber days. Most of the work was placed in manholes, a lot of cast and placed manholes and the city of Miami was growing. So it was a great account. Fast forward. I was in high school and me and my brothers were in high school. My dad used to make us go out. We used to take pitch with a pick and shovel. It was our introduction to the business. I hated it, but it ended up teaching me some incredible lessons throughout my life and I actually learned the business really well. In 1992. Hurricane Andrew came through Miami, was a 200 miles an hour storm devastated the southern portion of all of Miami. And we were what they called the master contractor at the time. So we were the contractor responsible for helping the telephone company, replace its infrastructure.

So if you think about just about 90% of all telephone poles pulled fell from a southern point south and they took advantage of the storm and they ended up undergrounding a lot of the systems in the southern part of the community and we were the master contractor that kind of led that effort. We brought in other people to help us from around the country, other big contractors. Back then it was a very mom and pop dominated industry. There weren’t a lot of big providers nationwide. So we brought what we thought were some of the biggest at the time, which was a company called Burnup and Sims and another one called Henkels and McCoy. We took about two years on storm activity and when the storm activity was over, we looked at ourselves and said, hey, at this point we were all out of school, we were all out of college. We all wanted to do something more than just have a local family business. So we decided to build MasTec, and the first part of that was we did a reverse merger with Burnup & Sims. Long time ago, Burnup and Sims was behemoth in the telecom space. They started investing in the beverage business and they used to make a beverage called Shasta. They thought that the future was in beverage versus construction. They went on to build a company called National Beverage Corp, today they make something called LaCroix water for those of you that are familiar. So they’ve been very successful. But we kept all of the construction communication assets, renamed the business MasTec and in 1994 we did a reverse merger. It was our vehicle in public back then. It was really the only way to raise significant capital. And we decided to try to take this nationwide from New York to California. Our vision was we can be a provider that can provide telephone services to a consolidating customer base. And we started building that way. Fast forward many years later, we’ve really diversified the business. Once we got past the telecom act, our business grew a lot. The telecom burst and bubble really affected us. Right. Our telecom business significantly shrink from the late nineties to the early two thousands. And at that point we really decided to try to build out a more diversified portfolio. So telecom is still a huge piece of what we do as a company.

Today we do just over $3 billion in our telecom business, but we also have a bunch of other verticals, mostly in the power space. So we are one of the largest builders of renewable assets in the country. We build wind, solar, we do some other renewable type assets like biomass, working carbon capture, hydrogen. We also have a large oil and gas infrastructure business where we build pipelines. We’re one of the largest builders of pipelines in the U.S. And then we’ve got a very large power delivery business where we do distribution and transmission work for energy customers across the country. I became CEO of the business in 2007. At the time 95% of what we did was telecom based. Today our telecom business next year will be about 25 to 30% of what we do, so really transitioned the company. But telecom still is a huge piece in telecom. We still focus on infrastructure construction. So we’re one of the largest builders of wireline and one of the largest builders in the wireless community. So we work for just about every major provider that’s out there building. Been doing it for a long time. Kind of where I grew up. So pretty excited about what’s happening in the industry today.

Speaker 1 - Marc Bianchi

Great. And I want to talk about that portfolio in a few minutes because I think that’s an important distinction about what’s going on. But mostly communications focus group here, so I want to really get into that part of it. You guys with this recent acquisition you did, you updated guidance, took down some of the previous guidance for the back half of the year outside of the communications division. So communications is holding up pretty well. What’s going on there? How come the inflationary pressures that we’ve seen in the other parts of the business aren’t showing up in communications? And just what’s the general output there?

Speaker 2 - Jose Mas

Sure. It’s an incredible market, right. Again, you think about what we do, we’re basically building infrastructure. Right? So there are so many companies today, especially with the RDA funds that have become available, that are expanding their fiber networks. Even if you think about all things 5G, even the big wireless companies are still putting in a ton of fiber right now. So it’s been a huge growth engine for us. We started predominantly as a wire line company. Over the course of the last five to ten years, it probably became more wireless dominance or wireless business became bigger than our wireline business. And it’s almost flipping again. Our wireline business has grown tremendously in the last few years. I almost feel like wireless is slightly behind in terms of the 5G evolution in the work that they need to do relative to small cells and really the infilling of all the sites that they’re going to build. So for us, the last couple of years have been tremendous years of growth. We’re having a hard time actually keeping up and managing the growth. I’d argue that we have seen the same inflationary pressures in telecom, although the business is performing well just because of the sheer size and magnitude and growth that we’ve been able to enjoy during the Pandemic.

We actually aggressively hired and trained resources through 2020 through 2021 because we knew the influx of work that was coming just based on even what we knew back then. Obviously with everything that happened around COVID and the Pandemic and the amount of focus that got put on the residential side of the business that hadn’t been there in a long time, I think also changed the industry. Then you got the government spending so that there’s just been so many things that have really locked on to each other over the last few years that have benefited us. So we’re undergoing tremendous growth opportunities. Our biggest challenge is people. With all the hiring that we’ve done, we still have a hard time finding people. I think the demand for the services that we provide is greater than what the industry can offer today. So customers are trying to do things that are very creative to make sure that they have the resources they need for the next few years.

Speaker 1 - Marc Bianchi

How much is people as a proportion of your costs generally? Or maybe just break down your costs a bit more for us if you could?

Speaker 2 - Jose Mas

Yeah, for us, our customers provide a lot of the materials and it could be different for a particular customer, but I’d say roughly almost 60% of our work is labor driven. So labor, equipment, small pieces of material, and the balance is kind of your overhead structure. But people in the field is by far our biggest expense, single line item.

Speaker 1 - Marc Bianchi

Expense in the company. How are you able to get those people right now?

Speaker 2 - Jose Mas

Right.

Speaker 1 - Marc Bianchi

We hear about challenges everywhere in the economy, about getting people and labor availability and wages. What’s the game plan?

Speaker 2 - Jose Mas

Well, wages are up. There’s no question about it. I think we started seeing it at the end of 2020. Getting people to come back to work out of the pandemic was difficult. In a lot of states, unemployment benefits were almost as high as peoples’ wages were for a long period of time. So getting them to actually back into the workforce, I think created that first wage pressure. I think it subsided a little bit in early 2021 and then at the end of 2021 it really started again. So I think for all intents and purposes right now it has somewhat topped out. I think we’re going to see a more stable wage bill as we think about the next couple of years. But it’s bringing new people into the industry, people that know what they’re doing, the people that are experienced or busy. So truly today it’s about adding resources. So we’ve built a number of schools across the country where we bring people in who have never really been involved in the business and training, whether it’s on doing directional drill work, whether it’s climbing towers and really everything in between. We think it’s important, we think we have to add resources into the industry to make a difference.

We’ve had a number of programs where we’ve been trying to bring people from different countries. So for a long time we’ve got a fairly large presence in Puerto Rico and before the storm, Puerto Rico was really slow, so we were able to bring a lot of people from Puerto Rico, the same as part of the US. So it’s very easy to move in and out of. More recently, we’ve actually been working a lot of Latin Central America to try to bring people that have a lot of coax and copper experience from those countries back into the U.S. Because we’re seeing that with some of our customers. So we’re trying all different kinds of things to really move forward.

Speaker 1 - Marc Bianchi

How about on the customer side? So you mentioned the customer supplied materials, but to what extent is that causing any disruptions and sort of the cadence of the work that you’re doing? And what’s the outlook there?

Speaker 2 - Jose Mas

Look, it’s a challenge whether it’s fiber or whether you get into some of the optical gear, radio equipment and wireless towers, depending on the customer, depending on where they are on their cycle and depending on the geographic area, there’s always material issues. So I couldn’t sit up here and say that we’re not facing them, we are. We’re having materials issues that we have to manage through every day. I think the difference is there’s so much work and there’s so much work that’s planned ahead of time that if a job is missing a particular set of material, you can swap it for another job within the same geographic region to at least keep going. We’re seeing a lot of that. I do think that the supply curve has gotten a little bit better as 2022 has gone on but mid 2021 into 2022, definitely a challenge. We saw some customers relook at their capital plans and moved around to kind of move it to where they had the material availability.

Speaker 1 - Marc Bianchi

Okay, great. So the communications business, I think for 2022 guided to about $3.2 billion of revenue. Is there any way I can help put that into buckets for us? How much is fiber? How much is sort of what’s going on with the wireless, wireless carriers and any other categories you want to talk about. And then as we look to 23, I think your guidance kind of contemplates 9% at the midpoint. What areas of those buckets are growing the most?

Speaker 2 - Jose Mas

So, within our comms business, we have one piece, which is pretty much an in home installation arm in there. We do things like we’ve been DirecTV’s largest installer for a long, long time. So we actually show up at your house and if you’re a DirecTV customer, we do the service call, we do the upgrade, we do the install. Obviously, when you think about the video business, the video business is in decline. So that’s been a business in decline for a long time, but it’s still about a $300 million business for us. We’re now working for lots of other customers in that space, from security companies to anybody that’s got an at-home product that they’re trying to sell. We try to upsell, we have a technician at the home, we try to do that installation at the home. As an independent workforce, we think we’re, outside of Geek Squad, we think we’re one of the largest in the country that do that. So we’ve got a lot of relationships with a lot of different companies and a lot of things in beta in that business. As we move away from strictly television to other products, our wireless business is roughly about a billion too, and we support all the major carriers.

So if you think about AT&T, Verizon, T-Mobile and Dish, we do everything from their tower climbs and the installation of all their antennas on the big towers. And then when you think about everything that’s happening in small cells, we touch every piece of that from the power component to the fiber component, to the actual installation of the antenna, and then maintaining their networks and whatever they’ve got from a maintenance. So that’s been a pretty steady business for us. Obviously, it’s a business that is going to rapidly increase. T-Mobile has been probably, we think that the carrier that has been most aggressive with 5G today but AT&T and Verizon are quickly ramping and we think those are going to be big movers for us in 2023. And then the balance of our business is what we would call wireline. Got a little bit of power distribution in there in some offices where we do work, but the majority of that is on the telecom space and really working for anybody that’s doing aerial or underground installation. We work for all the big RBOC’s, the AT&T’s, the Verizon, Frontiers, the Charters, Comcast, and lots of small municipal and co-op based companies as well.

Speaker 1 - Marc Bianchi

I guess keep going with the targets. There’s also a $4 billion sort of near term target that you’ve got for the business, so 3.2% at 22, 9% growth in 2023 and then $4 billion near term. What are the drivers of kind of reaching those targets? And then for investors that are looking at the long term, there’s this period of growth that we’ve got from fiber to the home, from RDOF and so forth, from the build out of 5G, what’s sort of the base level growth and then how much do those sort of near term growth drivers add to that?

Speaker 2 - Jose Mas

It’s one of the things we’re most excited about. When you think about what’s happening on the wireless side of the business, it’s all about densification. So if you look at your typical architectural grid a few years back and you look at what it’s going to look like five to ten years from now, you’re going to have hundreds of thousands million points across a network and each one of those has a maintenance requirement. So one of the things that I think is really misunderstood with our story is the bulk of our revenues for a long period of time have been maintenance driven. Right. If you think about LTE to 5G, there hasn’t really been a lot that’s happened in the last five to six years. Obviously, the early parts of 5G on the wireless side we’ve seen in the last year and a half or so. But for the most part, for a long time it was just LTE maintenance. It was adding capacity. Capacity adds was probably the biggest component of our business. Fast forward five or ten years from now, all of the touch points that are going to exist on our network, we think the opportunity for maintenance is going to dwarf what our historical maintenance opportunities are worth.

Speaker 2 - Jose Mas

So we see an enormous amount of growth on that side of our business for the long term. When we think about the next few years, our wireline business has almost doubled in the last three or four years. Our wireless business has actually kind of plateaued. So we’re not much bigger today in wireless than we were two or three years ago. And we think that has a lot to do with just the deployment. We know that the deployment cycles for some of the carriers is going to significantly increase in ’23 and we’ll be a big beneficiary of that. And that’s going to lead to pretty significant growth on our wireless side coupled with the growth that we expect on our wireless side is how we get from 3.2 to hopefully 4 billion of those drivers.

Speaker 1 - Marc Bianchi

One of those drivers right is there some significant government funding? We’ve got the Bipartisan Infrastructure law, which I don’t think we’ve seen much of yet and then RDOF and rural America’s. Can you talk through those numbers and how much has been dispersed or when the investment community would maybe get a better handle on the timing of those dispersions?

Speaker 2 - Jose Mas

Yeah, it’s remarkable right. I think that of all the dollars have been allocated a very small portion of actually all the dollars have been talked about. When you think about, not just the original RDOF funding but what came through in the infrastructure bill we’ve only seen a very small piece of that actually distributed or awarded. Not even distributed, just awarded and even within those awards. It’s one of our biggest challenges as a business because if you’re a company that kind of tries to win RDOF funding and you’re probably going to do some part of construction activity related to those homes. So we’re in a really advantageous position that we get to see lots of those businesses where we get to see them not only from a services perspective but in many times because of the sheer size of our balance sheet we get a lot of requests to participate, to help fund, to be an early investor to all kinds of different requests we might get. So one of the challenges for us has really been trying to determine who are the winners and the losers are going to be and where do we allocate our resources?

We have a finite number of resources. We wish we were in a position where we could offer our services to everybody that’s trying to build but we can’t. So we’ve got to pick and one of the challenges has been a lot of those early RDOF recipients have had a hard time really getting off the ground. This is a hard business right. If you’re actually trying to deploy a fiber network there’s a lot that goes into that. There’s a lot not just from the permitting side but when you get into municipalities, in cities, and having to deal with all of the existing and pumping people that are engaged there. You may have the legal right to do things but actually getting to constructability is very difficult and for us it’s really trying to identify within those companies what kind of teams do they really have? What kind of support are you going to get as a contractor? Are they outsourcing all or most of that to us which is one ticket right and it’s something that we would consider doing but most of the time they keep a lot of things in house and depending on what they’re keeping in house really dictates how much we want to allocate resources to them because we think a lot of them are going to struggle.

So to date, we think that the largest spenders have been some of the larger companies. I think Charters have been probably one of the biggest spenders relative to the RDOF funds that have been awarded but I think that’s part of the process. There’s a lot of funds to be awarded. I think the government is going to look at the success rate coming out of the initial RDOF recipients and I think those that do well, will continue to do well. And I think we’re going to see a lot of the bigger companies. They’ve been working really hard to try to figure out ways as to how they can get allocated some of the dollars the government’s going to have available.

Speaker 1 - Marc Bianchi

Okay, part of your recently, I guess it was more in the beginning of the year, there was some discussion of building out some costs to sort of support the rural built out. Talk to us about that. Were you in that evolution and maybe how much of a drag is that right now versus what it could be once you fully utilized?

Speaker 2 - Jose Mas

So we opened probably two to three dozen new offices early in the year. Just geographies that we didn’t historically serve. We’re one of the biggest in the country, so we had a great geographic presence. But even then, we had the opportunity to significantly expand earlier this year. So we open new offices, hired new people. Obviously, there’s a lot of expense that goes in with that and your productivity really takes a long time to catch up. So definitely the part of our margin drag, even though we’ve done well in the business, it’s a business where we think we can do substantially better. To kind of put it in perspective, even from first to second quarter, I think we added 1000 people in that business, which is about 15% of the workforce. So we’re rapidly growing not just our physical space but our personnel. I think today we’re about 8000 FTEs in that business. So I just write employees. In addition, we use a lot of different subcontractors and people to help us.

Speaker 1 - Marc Bianchi

One of the concerns that some investors have talked about is the fiber of the home build out and just general investment in infrastructure like that in a rising interest rate environment. What are you hearing from customers in terms of focus on moving forward with projects given the higher interest rates? I mean interest rates, ten year treasury went up to 3.3. We’re back to 2.8 or so now. So we’ve gotten some relief, but still higher than we’ve been over the past couple of years.

Speaker 2 - Jose Mas

So a couple of things, I think every carrier has significant plans for a long period of time. I think they’re all trying to find ways to accelerate, which is interesting in this environment. Again, one of the big challenges they all have is labor. I think that when you look at the dollars that are available from a government spend perspective, they’re not free, but they’re really inexpensive dollars relative to the percentage of costs that they’re putting on top of the project. And I don’t think this is something that’s going to be around forever. I think customers understand that. And I think we’re in an unbelievable position today if you’re a developer or carrier to actually take advantage of the government funding to help you build out what you’re trying to do for your network.

Speaker 1 - Marc Bianchi

Okay, so nothing in the ’22-’23 guidance that contemplated any slowdown in that. Maybe we’ll just see if there’s any questions from the audience before I move on. Feel free to raise your hand. Paul, I think we got a mic for you. We got a webcast. I want to make sure it gets caught in there.

Speaker 3 - Audience member

If you take Infrastructure Act, for example, first, funding won’t roll until late ’23. It’s probably not until ’24 funding not until ’25. My question to you is, have you internally [unintelligible], you all done the analysis of the runway, the duration that this massive amount of government funding will drive insurance, health?

Speaker 2 - Jose Mas

Well, I think even if you take a step back and you look at the World Digital Opportunity Fund, you look at some of the 5G dollars that were available that I think added up to the total program of that 30 billion. Of that 30 billion a small fraction has already been allocated right. When you add on the 50 billion and the infrastructure bill hasn’t even been touched. So I think the order of magnitude of the future dollars that are coming relative to the past are six, seven to one. And so I think we’re just scratching the surface at the beginning of what we’re going to see. And I agree with you. I don’t think we see any real physical activity probably until ’24- ’25 with the infrastructure dollars just because you have so many dollars in front of it and have to get allocated right.

So I think it’s going to be a challenge for the government to figure out where to allocate it, where to get the dollars working. The dollars have the biggest benefit in the shortest amount of time. But I think this is a very long cycle. I don’t think this is a three or four year cycle. I think this is a 10 to 20 year cycle based on the dollars of your bill.

Speaker 1 - Marc Bianchi

If it’s ’24- ’25, when the work gets done, when would you be hearing about it from the customers? When are they calling you to line you up?

Speaker 2 - Jose Mas

Well, I think customers are already trying to find ways to get dollars allocated, and in that we’re involved in certain parts of that. So we’re pricing dozens of different scenarios for customers today on things that are not immediate, they’re not things that they’re going to build in the next year or two, but this is part of what they’re trying to get allocated dollars for long term.

Speaker 1 - Marc Bianchi

Other questions out there. One of the parts of your outlook to the near term, potential contemplates margins, getting into the teens in this business, which I think we haven’t seen before. Talk to kind of the drivers of that confidence. It sounds like maybe perhaps there’s an aspect of this maintenance where maintenance is maybe a different margin. I don’t know.

Speaker 2 - Jose Mas

So if you go back to the 4G, 5G roll out, when we really started 4G going in LT, we were about a 13% margin business. So that was kind of the run rate that we had hit. We’ve talked about aspiration getting back to that level. We’ve been in that 10% to 11% to 12%, any particular quarter. But it’s probably the range that we’ve been running consistently for a long period of time. And the challenge has been growth. . So unfortunately, we’re in a business that as you’re growing, it’s expensive. As you’re growing, you’re adding people, you’re adding offices, you’re buying equipment, and it takes time for that productivity metric to get to scale. Right. And I think as we get there, our margin profile was significantly improved. We’ve laid out a 13% goal as a business, and I think that while probably not achievable at ’23, I think we’ve got enough for ’24.

Speaker 1 - Marc Bianchi

Okay, great. Maybe let’s talk a bit more about your customers if you could. So you kind of broke down the categories, but now as we start thinking about the service providers, like, how much exposure do you have to certain service providers to the extent you’re able to talk about it? I know AT&T used to be the largest customer, and that’s fallen off in part because the other businesses have increased. But maybe just talk to that dynamic of what’s happening with the customers.

Speaker 2 - Jose Mas

Sure. So at AT&T is still our biggest customer. AT&T used to own DirecTV, so when they owned DirecTV, it was a much bigger percentage because both of those revenues counted towards your customers. Since they sold off the DirecTV, they’re still just under a billion dollar account for us. Our second biggest customer in the business is probably Comcast, and probably close behind them is Verizon. So those would be our three biggest, but I’d say T-Mobile would be in the top probably five, then Frontier, Charter CenturyLink, Dish and then a bunch of small rural co-op business.

Speaker 1 - Marc Bianchi

Are any of them behaving differently when it comes to this rollout? So one the rollout of 5G and then dealing with inflationary pressures. Just any nuances among the customers that might be interesting for this audience to hear about.

Speaker 2 - Jose Mas

Well, I think customers are incredibly worried about labor. I think they see it every day. I think they’re not meeting their build plans to a large extent, many of them, and they’re trying to do things differently to help them achieve their build plans. So we saw a couple of years ago, we saw CenturyLink try to open their own construction business. We’ve seen announcements from some others dabbling in that because they’re desperate to find resources. And I think that’s great for our industry because again, it’s all about who can build the resources who can add the talent. Because if you have the talent, whoever has the resources is going to win. In our business, it’s pretty simple, right? It’s hard to find, they’re hard to come by. So to the extent that you can build as many resources as you can in this environment, they’re going to be busy for a long time. And that’s really what we’ve been focused on. So if you go again all the way back to 2020 for us, we’ve aggressively hired and we’ve been aggressively pulling people out of our schools trying to find unique ways in which to bring more talent into the industry. I think our customers recognize it, right? Not all of them want to pay for it, but they all recognize it. So I think there’s a real push and pull in terms of demand and availability that we’re seeing.

Speaker 1 - Marc Bianchi

What are utility customers like for you? On the communication side, that’s been somewhat of a growing area but off very small base. So just talk to us about that and how much of a threat perhaps could that be to come?

Speaker 2 - Jose Mas

You know, it’s interesting the utility company started doing it as it pertains to their own utility network. They were trying to manage their network. They built out, a lot of them were putting in fiber along the power lines. So a number of our power customers have their own telecom networks. A number of them built a telecom network, sold it, and are rebuilding the telecom all over again. On the power side, we’re one of the biggest distribution contractors in the country. So we have relationships with just about every utility across the United States. And all of them have some sort of telecom play within their business. Whether it’s as you think about make Ready Work, as somebody’s trying to expand an aerial network, if it’s sharing their assets with the wireless carriers in terms of adding capacity on some of their assets or whether it’s their own network. And I think we’ve done a good job of building out that business. They’re not huge because none of them are the size or scale of some of the big telcos, but we probably work for a half dozen, a dozen different utilities across the country on their telecom offering. And to the extent that that continues to grow, they’re all trying to figure out ways to participate in the add to that. So I think there’s going to be great opportunity for us.

Speaker 1 - Marc Bianchi

Are they a low single digit percentage business? Do you see that growing or just everybody’s growing so much? That percentage probably stays pretty consistent.

Speaker 2 - Jose Mas

Probably stays consistent.

Speaker 1 - Marc Bianchi

Okay, well the other area that we haven’t talked much about in the past, but there’s a lot of people here interested in data centers and I’m curious what your involvement is with data centers, but also to the extent that there’s any kind of convergence in what you’re doing on the power delivery side because huge power consumers into the calculus.

Speaker 2 - Jose Mas

It’s interesting we got into a vertical construction business a few years ago really for the industrial and renewable space. So if you think about the shelters in the HUDs that are being built on a lot of these power plants that are going up not the main buildings but a lot of the adjacent buildings, we got into a metal building structures business and started growing. It’s been a business that’s actually doing very well for us and we actually got our first business around data center construction. We’re working for Turner Construction, a big data center builder. So we’re actually subcontracting some work for them today and use space for us which is obviously it’s a massive market. On the direct side, everybody’s worried about electricity. Data centers are huge consumers of electricity. So from the utility side, when you think about building substations on site that is work that we’ve historically done. So our utilities business does a lot in support of data center construction but hasn’t been directly for the data center it’s normally been for a utility or a developer who’s offering power on the data center side but that’s definitely been an important part of our business. But we’re actually trying to figure out a way to get into data center space in its own today.

Speaker 1 - Marc Bianchi

I want to talk about the portfolio in a minute. But as you sort of look across the business are there areas of convergence where your power delivery or your pipeline business kind of has something to do with your communications business and there’s more sort of synergy opportunities and go to the customer?

Speaker 2 - Jose Mas

Yeah, well in the last couple of years there’s no doubt as you think about 5G roll out and you think about small cells and really densification of the network the asset owners of utility poles of street lights are normally not normally, a lot of them are the utilities. So the cities might own their own street lights but a lot of times the utilities manage it for them or the utilities might own street lights. They definitely own most of the aerial pole networks and communities. So one of the challenges that telcos have had is to get right of access to that infrastructure to be able to densify their networks to put more seats in. So our interconnect and then the make ready work is required to be able to do that once you decide to do it. So I think that we’re one of the few companies and I think it’s a very unique selling point for us that we can do both. So normally we have an agreement with the utility company. We can do the make ready work on behalf of the utility. We can help the telco developer or operator do that and negotiate that with the utility and do them both at the same time which I think could save the telecom company a lot of money in terms of their initial appointment.

Speaker 1 - Marc Bianchi

A few years ago, people were really excited about smart cities and sort of the opportunity there partially on a demand side management perspective. What are you seeing there? Has that picked up with the increase in electricity prices and sort of the pressure on the grid? How are you seeing the opportunities that they’re involved?

Speaker 2 - Jose Mas

I think the opportunities that built to date are smaller in nature. We’ve done a lot of lighting projects that I think people initially start with their smart cities. We’ve been engaged in a handful of cities. We did a big project in New York City. We’ve actually won the smart city program for Miami Dade County, although it’s been really slow to get started. Look, I think dealing with local governments is difficult. It takes long, sales cycle is really long. And then the execution cycle, can be a lot faster, but it’s just as long. So again, tremendous opportunity, but one that I still think is really building itself out throughout the country. A lot of small pockets has been really successful. As you get into the bigger cities, I think it’s been a lot more complex. You obviously have a lot of different interests. A lot of people have different interests on that side and they’re either helping or not.

Speaker 1 - Marc Bianchi

Well, now I want to talk about the portfolios that you’ve made because they’ve been pretty significant over the past 24 months. For a long period of time, the company didn’t do a lot of acquisition, just did some. But in the past 18 months or so, you’ve done three transformative acquisition. So maybe talk to us about the philosophy with that. Where are you looking to be? What’s the right mix of portfolio and why the change? Why now? Why didn’t this happen several years ago?

Speaker 2 - Jose Mas

Well, I think coming into 2020, our pipeline business, our natural gas and oil pipeline business was really almost 50% of our earnings revenues. It was a business that was in a high up swing. The pandemic comes, demand cycle for that business really struggles, pricing craters and work pretty much significantly slows down. So our gas business was off even this year. It’s off roughly almost 50% last year. That business is changing too, because commodity prices happening, U.S. production is back up. So that business will actually rebound nicely going forward. But it was a challenge for us. And as we thought about it, we thought about rounding out our portfolio. We saw all of the different things that were coming online. So even in the telecom business, when you saw the original government spending, when you saw the focus that was being put on, not just residential internet, but what was happening with 5G, we looked at what was happening in power delivery, the advent of electric vehicles, the advent of the 5G, which was really taken off through the pandemic. And when we looked at those two pieces of our portfolio, obviously while these pieces have tremendous opportunities, tremendous growth.

But again, the biggest challenge in the industry today is growth. So can you organically grow into these businesses? You can, you can do it aggressively, you can do it successfully, but it takes a lot of time, it takes a lot of dollars. It creates a lot of margin pressure. And at the end of the day, it’s hard. So we’ve been able to find a couple of acquisitions in the last few years that meaningfully grow our company, that meaningfully grow our asset base. And I actually think we’re going to have the same growth opportunities off of a much larger asset base. I don’t think we lose any growth because of the combination. I actually think the combined combination gives you more opportunity growth. That’s why we’ve been so aggressive around it. That’s why we’ve done it now and not in the past. And again, we’re excited. When you think about our power delivery or renewable business and the opportunities to come from the bill that just passed on Saturday at the Senate, obviously, hopefully the House picks it up on Friday, but the energy components of that bill are, quite frankly, really attractive for our business. And you couple on top of that what’s happening on the telecom side. We’ve got two primary businesses and have tremendous opportunities.

Speaker 1 - Marc Bianchi

How are you thinking about the current portfolio right now? Is the proportion in each of the businesses where you’d like to see it or any thoughts on further M&A?

Speaker 2 - Jose Mas

We probably got to take a step back. We really care about our investment rate profile. We’re levering up a little bit on these deals. So we’re going to really focus on deleveraging over the course of the next year. With that said, telecom business has become slightly smaller in the portfolio just because of the rest of the M&A that we’ve done. But I think it has tremendous opportunities for organic growth. One of the differences in our communication business is I think we’ve got great geographic coverage. I think we’ve got great customer coverage. I don’t think we need to make an acquisition in this market. I think we’re going to have the ability to really grow this business organically and we’re probably less focused on M&A this business today than we were on the others.

Speaker 1 - Marc Bianchi

Is there a strong industrial case that all the businesses need to be under one roof or we see over time potentially splitting them up?

Speaker 2 - Jose Mas

One of the things that we’ve loved about our business for a long time is we do think there’s a lot of complementary issues between the business. Every year we discuss the power utility business in conjunction with the communications business. We think that’s an important mix. I think that when you look around the rest of our portfolio, we can make find other adjacent business that really matters to each other. So we like the diversity of our portfolio. We think the diversity is important. We think the diversity actually strengthens our financial conditions and protects us from a lot of swings. But could it happen in the future? Obviously, it depends on where we trade with the perception of values in each of our businesses as our responsibilities to find where we can maximize value for the shareholder. So could it happen in the future? It could, but it’s not our incentive.

Speaker 1 - Marc Bianchi

I think we have to leave it there. Jose, thanks so much. I appreciate it. Thanks, everybody.